SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

LIN TV CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

532 774 106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gary R. Chapman
Chief Executive Officer
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
(401) 454-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
With a copy to:
Thomas S. Ward, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$69,738,940	$8,209

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,094,008 shares of class A common stock of LIN TV Corp. having a weighted average exercise price of $22.54 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the transaction value.
**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,209	Filing party: LIN TV Corp.
Form or Registration No.: Schedule TO	Date filed: November 21, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2005, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 7, 2005 (as amended, the “Schedule TO”) reports the final results of the solicitation of elections by LIN TV Corp. (the “Company”) from employees and non-employee directors to exchange options (the “Options”) outstanding under the Company’s Amended and Restated 2002 Stock Plan, 1998 Stock Option Plan, Sunrise Television Corp. 2002 Stock Option Plan, and Amended and Restated 2002 Non-Employee Director Stock Plan (collectively the “Company Plans”) to purchase shares of common stock, $0.01 par value per share (the “Common Stock”), for shares of restricted class A common stock of the Company (the “Restricted Stock”) granted under and subject to the Company Plans upon the terms and subject to the conditions described in the document entitled “Offer to Exchange Outstanding Stock Options,” dated November 21, 2005, as amended on December 7, 2005 (as amended, the “Offer to Exchange”), as previously filed as an exhibit to the Schedule TO.
ITEM 4. TERMS OF THE TRANSACTION
Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:
     The Offer to Exchange expired at 5:00 p.m., Eastern Daylight Time, on December 22, 2005. Pursuant to the Offer to Exchange, the Company accepted for exchange Options to purchase an aggregate of 3,045,190 shares of the Company’s Common Stock. Effective December 22, 2005, the Company issued 1,015,067 shares of Restricted Stock in exchange for the Options surrendered in the offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

LIN TV CORP.
By:	/s/ WILLIAM A. CUNNINGHAM
William A. Cunningham
Vice President and Controller
Date: December 23, 2005

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